UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of April, 2017

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 13

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

 NORTEL INVERSORA S.A.

TABLE OF CONTENTS

Item
1.	Summary of the Resolutions approved by the Annual and Extraordinary General Stockholders’ Meeting held on April 27, 2017
2.	Members of the Board of Directors, Supervisory Committee, Audit Committee and External Auditors (Fiscal Year 2017)

Item 1.

NORTEL INVERSORA S.A.

Summary of the Resolutions approved by the Annual and Extraordinary General Stockholders’ Meeting held on April 27, 2017 (the “Meeting”).

There was one (1) stockholder present, by proxy, with an aggregate of 5,330,400 book-entry shares of common stock, with an aggregate par value of $53,304,000 and 5,330,400 votes, which represent 78.38% of the capital stock and 100% of the votes.

1)	Appointment of the persons in charge of approving and signing the Minutes.

The Meeting resolved that the attorney-in-fact of Sofora Telecomunicaciones S.A., the regular member of the Supervisory Committee, Mr. Pablo Buey Fernández and the President of the Meeting approve and sign the Minutes.

2)	Consideration of the documents prescribed by Section 234, subparagraph 1 of Law 19,550, the Rules of the Comisión Nacional de Valores (CNV) [Argentine Securities Commission] (the “CNV Rules”) and the Listing Rules of the Stock Market, and the English language accounting documents prescribed by the United States Securities and Exchange Commission for Fiscal Year 2016.

The Meeting resolved to approve the documentation of Fiscal Year 2016 (Annual Report –including the Report on Level of Compliance of the Corporate Governance Code, issued pursuant to Schedule IV of Title IV of the CNV Rules (N.T. 2013) –which includes a reasonable security report issued by the independent external auditors without qualifications nor observations, and which has been analyzed by the Supervisory Committee, as declared in the Supervisory Committee’s Report-, except for the proposal included in the Annual Report on the allocation of the non-appropriated profit amount as of 12/31/2016, since such proposal shall be specifically considered when addressing item four of the Agenda, Supplementary Financial Information relating to Fiscal Year 2016, as required by paragraph a.3) of Section 1, Chapter I, Title IV of the CNV Rules (N.T. 2013), Report required by Section 12 Chapter III, Title IV of the CNV (N.T. 2013) and by Section 62 of the Listing Rules of the Argentine Exchanges and Markets S.A. (Bolsas y Mercados Argentinos S.A. or “BYMA”), previously MERVAL, Financial Statements with all their Charts, Notes and Schedules, Report of the Supervisory Committee, Annual Report of the Audit Committee, and all other documents relating to such fiscal year, including the financial documents in English language required by the U.S. Securities and Exchange Commission), in the form in which such documents were approved by the Board of Directors, the Supervisory Committee and the Audit Committee, respectively.

3)	Ratification of distribution of anticipated dividends (AR$ 540 millones) approved on October 24th, 2016, in accordance with Section 224, second paragraph, General Companies Law.

The anticipated dividends distributed as of October 24, 2016 (AR$ 540 million), in accordance with Section 224, second paragraph, of the General Companies Law, were ratified.

4)	Consideration of the aggregate non-appropriated profit amount as of December 31, 2016 of AR$ 1,652 millones. The Board of Directors’ proposal consists of attributing AR$ 1,652 million to the “Voluntary Reserve for the Future Distribution of Dividends”.

The Meeting approved the proposal made by the Company’s Board in connection with the non-appropriated profit as of December 31, 2016 of AR$ 1,652 million, which is to attribute 100% of such non-appropriated profit to Voluntary Reserve for the Future Distribution of Dividends. As a result, the Voluntary Reserve for the Future Distribution of Dividends reaches AR$9,991 million. A Stockholders Meeting shall determine the amount to be deducted from the Voluntary Reserve for the Future Distribution of Dividends and the opportunity and conditions of its distribution, without prejudice to the authority of the Board of Directors to approve the payment of anticipated dividends, pursuant to Section 224, second paragraph, of the General Companies Law.

5)	Consideration of the performance of the Board of Directors and the Supervisory Committee since April 29, 2016 until the date of this Stockholders’ Meeting.

The meeting resolved to approve the performance of all the members of the Board of Directors and the Supervisory Committee who have served since April 29, 2016 until the date of this Meeting.

6)	Consideration of the compensation of the Board of Directors for their performance during Fiscal Year 2016, from April 29, 2016 until de date of this Stockholders’ Meeting.

In agreement with the proposal made by the Board and the opinion of Nortel’s Audit Committee, the Meeting resolved to approve compensation for services rendered by the members of the Board of Directors during Fiscal Year 2016, from April 29, 2016 until the date of this Meeting, in an aggregate amount of AR$ 8,750,000.-, to be distributed among the Board’s members in the manner to be decided by Nortel’s Board, against which all advance payments received by the directors during Fiscal Year 2016 and until the date of the Meeting will be accounted.

7)	Authorization to the Board of Directors to make advance payments of fees to those directors who shall perform their duties during Fiscal Year 2017 (from April 27th, 2017 until the date of the annual stockholders’ meeting during which financial documents for Fiscal Year 2017 will be considered), subject to further consideration at such stockholders’ meeting.

In agreement with the proposal made by the Board, the Meeting authorized the Board to make advances to all Board’s members serving during Fiscal Year 2017, from April 27, 2017 until the stockholders’ meeting in which the financial documents for Fiscal Year 2017 will be considered, in accordance with the guidelines established by the General Companies Law and subject to ratification at such stockholders’ meeting.

8)	Consideration of the fees payable to the Supervisory Committee for their performance during Fiscal Year 2016, from April 29, 2016 until the date of this Stockholders Meeting.

In agreement with the proposal made by the Board, the Meeting approved compensation in an aggregate amount of AR$ 1,535,000 for the Supervisory Committee for services rendered during Fiscal Year 2016, from April 29, 2016 until the date of the Meeting, authorizing the Supervisory Committee to distribute such amount in the manner to be decided by it, against which all advance payments received by the members of the Supervisory Committee during Fiscal Year 2016 and until the date of the Meeting will be accounted.

9)	Authorization to make advance payments of fees to those Supervisory Committee members who shall perform their duties during Fiscal Year 2017 (from April 27, 2017 until the date of the annual stockholders’ meeting during which financial documents for Fiscal Year 2017 will be considered), subject to further consideration at such stockholders’ meeting.

In agreement with the proposal made by the Board, the Board was authorized to make advances to the members of the Supervisory Committee who will serve during Fiscal Year 2017, from April 27, 2017 until the stockholders’ meeting in which the financial documents for Fiscal Year 2017 will be considered, subject to ratification at such stockholders’ meeting.

10)	Determination of the number of regular and alternate members of the Board of Directors, to perform their duties from April 27, 2017 and for three years.

The Meeting determined that the Board of Directors shall have seven regular members and seven alternate members, to perform their duties from the date of this Meeting and for three periods.

11)	Election of regular and alternate members of the Board of directors for the ordinary shares, who will perform their duties from April 27, 2017 and for three years.

The Meeting appoints Messrs. Baruki Luis Alberto González, Eduardo Federico Bauer, Saturnino Jorge Funes, José Luis Galimberti, Julio Pedro Naveyra, José Carlos Cura and Patricio Gómez Sabaini as regular directors, and, as alternate directors, Messrs. Javier Errecondo, Christian Whamond, Ignacio Villarroel (as alternates for any of Messrs. Baruki Luis Alberto González, Saturnino Jorge Funes and José Luis Galimberti), Mr. Pablo Rodrigo Tarantino (as alternate for Mr. Eduardo Federico Bauer), Ms. Fabiana Leticia Marges (as alternate for Mr. Julio Pedro Naveyra), Mr. Juan Ignacio Cosentino (as alternate for Mr. Patricio Gómez Sabaini) and Mr. Mario Biondi (as alternate for Sr. José Carlos Cura), making a record of the acceptance to their respective positions submitted in advance by the regular and alternate directors. It was informed at the Meeting that, pursuant to the CNV Rules, regular directors Messrs. Sres. Julio Pedro Naveyra and Patricio Gómez Sabaini, and alternate directors Ms. Fabiana Leticia Marges and Messrs. Juan Ignacio Cosentino and Mario Biondi are “independent” both pursuant to the CNV Rules and following the guidelines set forth by Rule 10A-3 of the Securities and Exchange Commission, while Mr. José Carlos Cura is “independent” following the guidelines set forth by Rule 10A-3 (b)(1)(iv)(B) exemption of the Securities and Exchange Commission and Messrs. Baruki Luis Alberto González, Eduardo Federico Bauer, Saturnino Jorge Funes, José Luis Galimberti, Javier Errecondo, Christian Wamond, Ignacio Villarroel and Pablo Rodrigo Tarantino are “non-independent”.

The Meeting also resolved to authorize any persons to be appointed by the Board of Directors to instrument this resolution as a “private document” pursuant to the CNV Rules and the rules of the Office of Corporations (Inspección General de Justicia or “IGJ”), with the power to respond to governmental objections, acknowledge observations made by the controlling authority, issue additional private documents and perform any other acts that may be necessary to fulfill the above instructions.

12)	Election of regular and alternate members of the Supervisory Committee for Fiscal Year 2017.

The Meeting appoints Messrs. Diego Emilio Rangugni, Pablo Andrés Buey Fernández and Tomás José Arecha as regular members of the Supervisory Committe, and, as alternate members, Messrs. Javier Alegría and Juan Facundo Genis (as alternates for any of Messrs. Diego Emilio Rangugni and Pablo Andrés Buey Fernández) and Mr. Marcelo Gustavo Barreiro (as alternate for Mr. Tomás José Arecha). Messrs. Diego Emilio Rangugni, Pablo Andrés Buey Fernández, Tomás José Arecha, Javier Alegría, Juan Facundo Genis and Marcelo Gustavo Barreiro have submitted their acceptance to their positions in advance. In addition, pursuant to Section 79 of Law No. 26,831, it was informed that Messrs. Diego Emilio Rangugni, Pablo Andrés Buey Fernández, Tomás José Arecha, Javier Alegría, Juan Facundo Genis and Marcelo Gustavo Barreiro are lawyers, and that all of them qualify as “independent”, pursuant to the standard set forth by the CNV Rules. In addition, it is informed that neither the proposed members of the Supervisory Committee nor the firms which they belong to, nor any other professionals belonging to such firms, have ever been external auditors of the Company, nor will they be proposed as such by Sofora Telecomunicaciones S.A.

13)	Determination of the compensation to the external auditors for the financial statements corresponding to Fiscal Year 2016.

In agreement with the proposal made by the Board, and the favorable opinion of the Audit Committee, the Meeting approves the fees for the audit services rendered by Price Waterhouse & Co. SRL as external auditors on the Company’s financial statements for Fiscal Year 2016, in the amount of AR$ 471,900 (VAT included).

14)	Appointment of external auditors for financial statements for Fiscal Year 2017 and determination of their compensation.

In agreement with the proposal made by the Board, and the favorable opinion of the Audit Committee, the Meeting approves the appointment of Price Waterhouse & Co. SRL as external auditors for Fiscal Year 2017, and that their fees be determined by the stockholders’ meeting during which financial documents for Fiscal Year 2017 will be considered, authorizing the Audit Committee to decide the manner in which the external auditors’ services will be rendered and to make advance payments of fees. It is recorded that Mr. Marcelo Daniel Pfaff will serve as certifying accountant and Mr. Walter Rafael Zablocky, as his alternate. Both of them have submitted the sworn statements required by Section 104 of Law No. 26,831 and Section 22 of Chapter III, Title II of the CNV Rules (N.T. 2013) before the CNV and the Buenos Aires Stock Exchange.

15)	Consideration of the Audit Committee budget for Fiscal Year 2017.

In accordance with the assessment made by the Audit Committee and the proposal made by the Board, the Meeting approves the Fiscal Year 2017 budget for the Audit Committee in an amount of AR$150,000.

Ms. Cristina Luis, representing the Buenos Aires Stock Exchange, and Mr. Martín Harismendy, representing the CNV, attended the Meeting.

Maria Blanco Salgado

Attorney-in-fact

Item 2.

NORTEL INVERSORA S.A.

Members of the Board of Directors, Supervisory Committee, Audit Committee and External Auditors (Fiscal Year 2017)

Resolutions passed by the Annual and Extraordinary General Stockholders’ Meeting held on April 27, 2017 and by the Board of Directors, the Supervisory Committee and the Audit Committee’s meetings held on April 27, 2017, in connection with the members of the Board of Directors, the Supervisory Committee, the Audit Committee and External Auditors of Nortel Inversora S.A.

BOARD OF DIRECTORS: President: Baruki Luis Alberto González. Vice-President: Eduardo Federico Bauer. Directors: Saturnino Jorge Funes, José Luis Galimberti, Julio Pedro Naveyra, José Carlos Cura and Patricio Gómez Sabaini. Alternate Directors: Javier Errecondo, Christian Whamond and Ignacio Villarroel (alternates for any of Messrs. Baruki Luis Alberto González, Saturnino Jorge Funes and José Luis Galimberti), Pablo Rodrigo Tarantino (alternate for Mr. Eduardo Federico Bauer), Fabiana Leticia Marges (alternate for Mr. Julio Pedro Naveyra), Juan Ignacio Cosentino (alternate for Mr. Patricio Gómez Sabaini) and Mario Biondi (alternate for Mr. José Carlos Cura). The members of the Board of Directors shall serve until the stockholders’ meeting in which the financial documents for fiscal year 2019 are reviewed is held.

SUPERVISORY COMMITTEE: Regular Members: Pablo Andrés Buey Fernández (President), Diego Emilio Rangugni and Tomás José Arecha. Alternate Members: Javier Alegría and Juan Facundo Genis (alternates for any of Messrs. Diego Emilio Rangugni y Pablo Andrés Buey Fernández) and Marcelo Gustavo Barreiro (alternate for Mr. Tomás José Arecha). The members of the Supervisory Committee shall serve until the stockholders’ meeting in which the financial documents for fiscal year 2017 are reviewed is held.

AUDIT COMMITTEE: José Carlos Cura, Patricio Gómez Sabaini and Julio Pedro Naveyra (“financial expert” of the Audit Committee) All of them have expertise and experience in business and/or financial and/or accounting matters, as required by Section 15, Part V, Chapter III, Title II, of the CNV Rules (N.T. 2013). The members of the Audit Committee shall serve until the stockholders’ meeting in which the financial documents for fiscal year 2017 are reviewed is held.

EXTERNAL AUDITORS FOR FISCAL YEAR 2017: Estudio Price Waterhouse & Co. S.R.L. Regular Certifying Accountant: Marcelo Pfaff. Alternate Certifying Accountants: Walter Zablocky.

María Blanco Salgado

Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: April 27, 2017	By:	/s/ María Blanco Salgado
	Name:	Maria Blanco Salgado
	Title:	Officer in Charge of Market Relations